UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN to sell shareholding in Euroweb, dated February 2, 2005.

Press release

Date
February 2, 2005

KPN to sell shareholding	Number
in Euroweb	005pe

KPN has reached an agreement with Corcyra in Croatia about the sale of its 43.5 % shareholding in Euroweb International Corp. (Nasd, EWEB). Euroweb is located in the United States and owns a number of Internet Service Providers in Hungary, Romania, and Slovakia. The sale involves a sum of approximately $8 million of which $1 million will be paid immediately in connection with the first tranche of the sale. The second tranche of the sale will be completed no later than 1 May 2006.

KPN first gained an interest in Euroweb five years ago.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 3, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel